Accumulator® EliteSM

Equitable Financial Life Insurance Company

Issued through: Separate Account No. 49

Modernized Alternative Disclosure Annual Notice Document

May 1, 2026

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your contract. In addition, this Annual Notice provides important information about your contract that you should review, including a list of investment options available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference. Equitable Financial Life Insurance Company is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent contract prospectus, dated May 1, 2008, contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the Portfolio Companies listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account, and other information about the contract online at www.equitable.com/ICSR#EQH800008. You can also obtain this information at no cost by calling 1-877-522-5035.

Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #800008MAD
#864467

Updated Information About the Contract

The information in this Annual Notice is a summary of certain contract features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your contract.

INVESTMENT OPTIONS

There have been changes to the Appendix listing the investment options available under the contract in this Annual Notice.

Important Information You Should Consider About the Contract

FEES, EXPENSES, AND ADJUSTMENTS

Are There Charges or Adjustments for Early Withdrawals?

Yes. If you surrender your contract, apply cash value to a non-life contingent annuity payment option, or withdraw money from the contract within 5 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment. These losses will be greater if there is a negative market value adjustment, and/or if you have to pay taxes or tax penalties.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses” in the Prospectus.

Are There Transaction Charges?	Yes. In addition to withdrawal charges and market value adjustments, you may also be charged for other requested transactions. For additional information about transaction charges see “Charges and expenses” in the Prospectus.

Are There Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that you may pay each year depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract(1)	1.65%	1.65%
Portfolio Company fees and expenses(2)	0.54%	1.38%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.25%	0.80%

(1)  Expressed as an annual percent of daily net assets in the variable investment options.

(2)  Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2025 and could change from year to year.

(3)  Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes no credits and that you do not take withdrawals from the contract, which could add withdrawal charges and market value adjustments that substantially increase costs.

Lowest Annual Cost $2,268	Highest Annual Cost $4,047

Assumes:

•

Investment of $100,000

•

5% annual appreciation

•

Least expensive combination of contract series and Portfolio fees and expenses

•

No optional benefits

•

No sales charges

•

No additional contributions, transfers or withdrawals

•

No contract adjustments

Assumes:

•

Investment of $100,000

•

5% annual appreciation

•

Most expensive combination of optional benefits (GMIB and Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 death benefit) and Portfolio fees and expenses

•

No sales charges

•

No additional contributions, transfers or withdrawals

•

No contract adjustments

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS

Is There a Risk of Loss from Poor Performance?	Yes. The contract is subject to the risk of loss. You could lose some or all of your account value depending on the investment options you choose.

Is this a Short-Term Investment?

No. The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties. Amounts removed from a fixed maturity option will not receive credited interest, and may result in a negative market value adjustment which could be significantly greater than the amount withdrawn.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

What Are the Risks Associated with the Investment Options?

An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract (e.g., the Portfolios). Each investment option, including the guaranteed interest option and the fixed maturity option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options,” “Portfolios of the Trust,” “Guaranteed interest option” and “Fixed maturity options” in “Contract features and benefits” in the Prospectus.

For more information on the Portfolios, please refer to Appendix “Investment options available under the Contract” in this Annual Notice.

What Are the Risks Related to the Insurance Company?

An investment in the contract is subject to risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option and fixed maturity options, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at https://equitable.com/about-us/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS

Are There Restrictions on the Investment Options?

Yes. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options and to limit the number of variable investment options which you may select. Such rights include, among others, removing or substituting the Portfolios, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option and fixed maturity options, and restrictions or limitations with Special DCA programs. See “Allocating your contributions” in “Contract features and benefits” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About our Separate Account No. 49” in “More information” in the Prospectus.

We will not accept allocations to a fixed maturity option if on the date the contribution or transfer is to be applied the rate to maturity is 3%. This means that at points in time there may be no fixed maturity options available. You can allocate your contributions to one or more of these fixed maturity options. However, you may not allocate more than one contribution to any one fixed maturity option.

Contributions and transfers into and out of the guaranteed interest option are limited.

For additional information about restrictions on the investment options see “Portfolios of the Trusts” in “Contract features and benefits” in the Prospectus.

Are There Any Restrictions on Contract Benefits?

Yes. At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

The standard and optional death benefits offered with the contract are available only at contract purchase. Withdrawals could significantly reduce or terminate the death benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Contract features and benefits” in the Prospectus. See also “The guaranteed principal benefits,” “Guaranteed minimum income benefit option,” Guaranteed minimum death benefit” and “Guaranteed withdrawal benefit for life (“GWBL”)” under “Contract features and benefits” in the Prospectus.

TAXES

What are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.

CONFLICTS OF INTEREST

How are Investment Professionals Compensated?

Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Should I Exchange My Contract?

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, as well as any fees or penalties to terminate your existing contract, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Contracts purchased through exchanges” in “Tax Information” in the Prospectus.

Appendix: Investment options available under the Contract

Variable investment options

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH800008. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect a Guaranteed benefit, you may only invest in the Portfolios listed in the designated table below.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Specialty	1290 VT GAMCO Mergers & Acquisitions — Equitable Investment Management Group, LLC (“EIMG”); GAMCO Asset Management, Inc.	1.29%^	15.91%	7.70%	5.38%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%	12.82%	11.24%	10.77%
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%	13.95%	10.21%	10.74%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.90%	17.23%	13.04%	13.83%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.84%	9.32%	4.40%	8.33%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%^	3.31%	7.06%	9.21%
Fixed Income	EQ/AB Short Duration Government Bond — EIMG; AllianceBernstein L.P.	0.77%^	4.17%	2.11%	1.56%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.92%	9.21%	3.43%	10.10%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.15%	12.97%	7.79%	9.47%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.01%	12.17%	7.61%	9.04%
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%	10.05%	4.68%	6.08%
Equity	EQ/ClearBridge Select Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC, ClearBridge Investments, LLC	1.06%^	7.66%	8.42%	12.21%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%^	16.28%	12.50%	13.55%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%^	7.48%	1.74%	3.11%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	1.09%	9.06%	3.38%	4.94%
Fixed Income	EQ/Core Bond Index(1) — EIMG; SSGA Funds Management, Inc.	0.62%^	6.43%	0.35%	1.70%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.53%^	17.23%	13.79%	14.15%
Equity	EQ/Franklin Small Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Franklin Mutual Advisers, LLC	1.05%^	7.06%	6.11%	8.71%
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%^	19.14%	8.33%	9.47%
Fixed Income	EQ/Intermediate Government Bond(1) — EIMG; SSGA Funds Management, Inc.	0.62%^	5.54%	0.30%	1.15%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%	26.12%	7.52%	7.48%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%^	31.46%	9.91%	8.07%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.04%	26.66%	7.75%	6.77%
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.04%	8.05%	7.06%	10.61%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%	10.88%	12.03%	12.83%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.71%	17.74%	14.51%	17.26%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%	11.06%	11.64%	15.01%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%	15.04%	10.52%	9.77%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%	10.62%	9.69%	9.56%
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.64%^	6.80%	8.42%	9.99%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.97%	4.98%	7.62%	8.20%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%	10.25%	4.14%	5.78%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.11%	11.50%	5.88%	7.67%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.67%	3.66%	2.79%	1.73%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.82%	6.32%	-0.19%	1.31%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%	12.57%	6.16%	9.44%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.23%^	25.87%	12.46%	19.41%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

(1)

Effective on or about June 29, 2026, and subject to shareholder approval, SSGA Funds Management, Inc. will be replaced as a sub-adviser to the Portfolio (or an allocated portion thereof) with AllianceBernstein L.P.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE (“GWBL”) investment  options

EQ Allocation Portfolios
EQ/Aggressive Allocation	EQ/Conservative-Plus Allocation
EQ/Aggressive Growth Strategy	EQ/Moderate Allocation
EQ/Balanced Strategy	EQ/Moderate-Plus Allocation
EQ/Conservative Allocation

Fixed investment options

The following is a list of Fixed investment options currently available under the contract. We may change the features of the Fixed investment options listed below, offer new Fixed investment options, and terminate existing Fixed investment options. We will provide you with written notice before doing so.

Note: If amounts are removed from a Fixed maturity option before the end of its term, we may apply a market value adjustment. This may result in a significant reduction in your account value.

Name	Term	Minimum Guaranteed Interest Rate
Guaranteed interest option	N/A	1.00%
Account for special dollar cost averaging	3 months to 12 months	1.00%
Fixed maturity options	1 year to 10 years	3.00%

Accumulator® EliteSM

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2008, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

Class/Contract Identifier: C000065474